

16014974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB 29 2016 Wasnington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48067

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MISCHLER FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 BAYSIDE DRIVE, SUITE 100
(No. and Street)

CORONA DEL MAR, CA 92625
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOYLE L. HOLMES, PRESIDENT 949-720-0640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ CORBIN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

555 ANTON BLVD., SUITE 1000, COSTA MESA, CA 92626
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DOYLE L. HOLMES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MISCHLER FINANCIAL GROUP, INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DOYLE L. HOLMES, PRESIDENT

Title

Notary Public

SHERYL A. URTUSUASTEGUI, NOTARY PUBLIC



SHERYL A. URTUSUASTEGUI
Commission No. 2068232
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Comm. Expires JUNE 10, 2018
NCC1
NCC1

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MISCHLER FINANCIAL GROUP, INC.
SEC ID No. 8-48067

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL SCHEDULE

As of December 31, 2015

The report is filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

KMJ | Corbin & Company

Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of financial condition of Mischler Financial Group, Inc. (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information as of December 31, 2015 included in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information included in Schedule I is fairly stated, in all material respects, in relation to the financial statement as a whole.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 26, 2016

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

MISCHLER FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

ASSETS	December 31, 2015
Current assets:	
Cash and cash equivalents	$ 5,110,363
Receivables from brokers, dealers and clearing organizations	2,144,379
Receivables from customers, net of allowance of $35,000	84,399
Deposits with clearing organizations	1,000,000
Other receivables, net of allowance of $25,000	50,924
Prepaid expenses and other	28,594
Total current assets	8,418,659
Cash surrender value of life insurance policy	193,234
	$ 8,611,893
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current liabilities:	
Accounts payable and accrued expenses	$ 754,036
Commissions payable	1,863,400
Total current liabilities	2,617,436
Commitments and contingencies	
Related party subordinated borrowings	2,000,000
Shareholders' equity:	
Series A convertible preferred stock, no par value; 50,000 shares authorized; 3,300 shares issued and outstanding	33,000
Common stock, no par value; 200,000 shares authorized; 10,000 shares issued and outstanding	507,000
Contributed capital	1,226,578
Retained earnings	2,227,879
Total shareholders' equity	3,994,457
	$ 8,611,893

See accompanying notes to statement of financial condition

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Mischler Financial Group, Inc. (the "Company") was incorporated in California on November 17, 1994 and commenced operations on March 17, 1995. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a licensed member of the Financial Industry Regulatory Authority ("FINRA").

The Company conducts business on a fully disclosed basis with three broker-dealers and, accordingly, is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

From time to time, the Company enters into commission sharing arrangements with its customers whereby the Company will rebate a portion of its commissions earned back to its customers. All customer monies related to these commission sharing arrangements are held in a separate bank account for the exclusive benefit of the Company's customers. At all times, the balances in the bank account equal or exceed the balance due to its customers. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Registration

The Company must register with state departments which govern compliance with securities laws for the states in which it does business. The Company generates a substantial amount of commission income in the states of California and Connecticut. Various regulatory requirements exist in the states with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in those states.

Concentrations of Credit Risk

Cash and cash equivalents

The Company maintains its cash and cash equivalent balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") and the Securities Investor Protection Corporation ("SIPC") . At December 31, 2015, the Company had amounts in these accounts in excess of the FDIC/SIPC insurance limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

Customers

In the normal course of business, the Company's activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company mitigates this risk by dealing with institutional investors through an extensive approval process.

The Company's receivables are primarily due from brokers, dealers and clearing organizations and customers. The Company expects to collect amounts due because of these customers' history with the Company and the nature of the industry, although actual collections may differ from amounts recorded.

As of December 31, 2015, receivables from two clearing organizations and two broker dealers accounted for approximately 82% of the total receivables from brokers, dealers and clearing organizations. As of December 31, 2015, receivables from three customers accounted for approximately 98% of the total receivables from customers.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Receivables from Brokers, Dealers and Clearing Organizations

Receivables from broker, dealers and clearing organizations include amounts receivable arising from settled transactions.

Other Receivables

Other receivables consist of receivables from employees. Other receivables are non-interest bearing and are due on demand.

Office Equipment

Office equipment consists of equipment, furniture and fixtures. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets, which is generally three years. Office equipment is fully depreciated.

Cash Surrender Value of Life Insurance Policy

The Company maintains a life insurance policy for one of its shareholders. The cash surrender value of the policy as of December 31, 2015 was $193,234.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Revenue Recognition

The Company primarily derives its commission revenues from securities transactions. Commission revenues and related clearing expenses are recorded on a trade-date basis. Customer securities transactions are cleared by Bank of America Merrill Lynch ("BAML"), Industrial and Commercial Bank of China Financial Services, LLC ("ICBC") and Bank of New York Mellon.

Underwriting revenue includes fees earned through the Company's participation in offerings of debt and equity securities. Underwriting revenue is earned in securities offerings in which the Company acts as an underwriter and includes underwriter fees. Underwriter fees, and related syndicate expenses, are recorded when all significant items relating to the underwriting cycle have been completed and the amount of underwriting revenue has been determined. Underwriting revenue is recorded net of related expenses. As co-manager for underwriting transactions, management must estimate the Company's share of transaction related expenses incurred by the lead manager in order to recognize revenue. Transaction-related expenses are deducted from the underwriting fee and therefore reduce the revenue that is recognized as co-manager. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically 90 days following the closing of the transaction.

Income Taxes

The Company has elected to be treated as a C corporation for income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements in accordance with the accounting guidance for income taxes. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more-likely-than not that such assets will not be realized through future operations.

The Company recognizes any uncertain income tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits as of the date of adoption. There are no unrecognized tax benefits included in the statement of financial condition that would, if

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no amounts accrued for interest and penalties on the Company's statement of financial condition at December 31, 2015.

The Company is subject to taxation in the U.S. and State of California. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2011.

Fair Value Measurements

As of December 31, 2015, the Company measures the fair value of certain of its financial assets on a recurring basis. The Company applies the fair value hierarchy of Accounting Standards Codification ("ASC") 820, *Fair Value Measurements*, to rank the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets and liabilities, quoted prices in the markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31, 2015, the Company's cash surrender value of life insurance policy of $193,234 is valued using quoted prices for similar assets, or Level 2, as defined by the fair value hierarchy.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectability of receivables, the

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

valuation of life insurance policy and the Company's share of transaction-related expenses in underwriting transactions. Actual results could differ from those estimates.

Fair Value of Financial Instruments

At December 31, 2015, the Company's financial instruments include cash and cash equivalents, receivables from brokers, dealers and clearing organizations, receivables from customers, deposits with clearing organizations, other receivables, accounts payable and accrued expenses, commissions payable and subordinated borrowings. The carrying amount of cash and cash equivalents, receivables from brokers, dealers and clearing organizations, receivables from customers, deposits with clearing organizations, other receivables, accounts payable and accrued expenses and commissions payable approximates fair value due to the short-term maturities of these instruments. Based on borrowing rates currently available to the Company, the carrying value of subordinated borrowings approximates fair value.

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the statement of financial condition date and through the date of issuance of these financial statements, which would require inclusion or disclosure in its financial statements other than as described in the accompanying notes.

NOTE 2 – OFFICE EQUIPMENT

Office equipment consisted of the following at December 31, 2015:

Furniture and fixtures	$ 60,713
Equipment	105,295
Less accumulated depreciation	(166,008)
	$ -

NOTE 3 – RELATED PARTY SUBORDINATED BORROWINGS

The borrowings under related party subordination agreements at December 31, 2015 are as follows:

Related party subordinated notes, 8%, due March 28, 2016	$ 2,000,000

NOTE 3 – RELATED PARTY SUBORDINATED BORROWINGS continued

The related party subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The related party subordination agreements are scheduled to mature on March 28, 2016; however, the terms of the subordination agreements provide for the automatic extension of the maturity dates for an additional year, unless the subordinated note holders provide notification to the Company and FINRA, at least seven months prior to the scheduled maturity date, that such scheduled maturity date shall not be extended. The subordinated note holders did not provide notice to the Company and FINRA; therefore, the scheduled maturity date will be automatically extended for an additional year commencing March 28, 2016.

NOTE 4 – SHAREHOLDERS' EQUITY

Series A Convertible Preferred Stock

The Company's Articles of Incorporation, as amended, authorizes the Company to issue 50,000 shares of no par value Series A Preferred Stock. Holders of the Series A Preferred Stock have no voting rights. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series A Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, an amount equal to $10 per share. If upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the assets to be distributed to the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such shareholders of the full liquidation preference, then all of the assets of the Company to be distributed shall be distributed ratably to the holders of the Series A Preferred Stock on the basis of the number shares of Series A Preferred Stock held. The shares of Series A Preferred Stock are convertible into shares of the Company's common stock, at the option of the holder, on a one-for-one basis, upon the occurrence of certain events. There are no redemption rights afforded the holders of Series A Preferred Stock.

At December 31, 2015 the Company had 3,300 shares of Series A Preferred Stock issued and outstanding.

Common Stock

The Company's Articles of Incorporation, as amended, authorizes the Company to issue 200,000 shares of no par value common stock. Each share of common stock entitles the holder to one vote for each share held.

As of December 31, 2015, the Company had 10,000 shares of common stock issued and outstanding.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its office space under a non-cancelable operating leases which expire at various dates through January 2019. Approximate annual future minimum rental payments are as follows:

Year Ending December 31,	
2016	$ 306,000
2017	310,000
2018	159,000
2019	9,000
	$ 784,000

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies its directors, officers, employees and agents to the maximum extent permitted under the laws of the State of California. As part of the trade execution agreements entered into by the Company with different trading partners, the Company indemnifies some of its trading partners for various performance and non-performance issues. In connection with its facility lease, the Company has indemnified its lessor for certain claims arising from the use of the facilities. The duration of the guarantees and indemnities varies, and in many cases is indefinite. These guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

Purchase Commitments

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require it to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2015, the Company had no open underwriting commitments.

NOTE 6 – RETIREMENT PLAN

The Company has a 401(k) profit sharing plan (the "Plan") in which all eligible employees, as defined, can elect to participate. Employees can contribute up to 75 percent of their earnings, up to allowable Internal Revenue Service limits, each year. Employer contributions to the Plan are at the discretion of the Company and vest over a six-year period. During the year ended December 31, 2015, the Company did not make any contributions to the Plan.

NOTE 7 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2015, under the most restrictive requirement, the Company had net capital of $5,315,864 which was $5,065,864 in excess of its minimum required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.49 to 1.

NOTE 8 – RESERVE REQUIREMENTS AND POSSESSION AND CONTROL STATEMENT FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraphs k(2)(i) and k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 (Note 1). Because of such exemption, the Company is not required to prepare a determination of reserve requirements or possession and control statement for brokers and dealers by Rule 17a-13 and Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

MISCHLER FINANCIAL GROUP, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31,2015

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital -			
Total shareholders' equity from statement of financial condition	$ 3,994,457	$ 3,994,457	$ -
Additions and/or credits:			
Related party subordinated borrowings allowable for net capital	2,000,000	2,000,000	-
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Receivables from brokers, dealers And clearing organizations	566,139	566,139	-
Receivables from customers	50,924	32,936	(17,988)
Other receivables	32,936	50,924	17,988
Prepaid expenses and other	28,594	28,594	-
Total deductions and/or charges	678,593	678,593	-
Net capital	5,315,864	5,315,864	-
Minimum net capital required	250,000	250,000	-
Excess net capital	$ 5,065,864	$ 5,065,864	$ -
Total aggregate indebtedness	$2,617,435	$ 2,617,436	$ 1
Ratio of aggregate indebtedness to net capital	0.49 to 1	0.49 to 1	

KMJ | Corbin & Company

Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report of Mischler Financial Group, Inc., in which (1) Mischler Financial Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) and § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 26, 2016

p 714 380 6565 f 714 380 6566 555 Anton Blvd., Ste 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010


Mischler Financial Group

A Service

Disabled

Veterans

Business

Enterprise

Mischler Financial Group, Inc.
Exemption Report

Mischler Financial Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i) and §240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15 c3-3 (k)(2)(i) and §240.15c3-3 (k)(2)(ii) throughout the year ended December 31, 2015 without exception.

I, Doyle Holmes, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

....
Title: President
Mischler Financial Group, Inc.

Date: February 26, 2016

1111 Bayside Drive #100
Corona del Mar, CA 92625
Tel (949) 720-0640
Tel (800) 820-0640
Fax (949) 720-0645
www.mischlerfinancial.com

KMJ | Corbin & Company

Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Mischler Financial Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Mischler Financial Group, Inc. (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (detail of annuity contracts revenue and details of commissions on treasury bills and certificate of deposits, customer's payment details), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (revenue listing of annuities contracts and general ledger transaction detail by account) supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment, if applicable, applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*******3207********************MIXED AADC 220
048067 FINRA DEC
MISCHLER FINANCIAL GROUP INC
1111 BAYSIDE DR STE 201
CORONA DEL MAR CA 92625-1714

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 49,379.00

B. Less payment made with SIPC-6 filed (exclude interest) (28,124.00)

7/27/15
Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 0.00

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 21,255.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 21,255.00

H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mischler Financial Group, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 29th day of January, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 21,284,430
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	21,284,430
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	520,908
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	951,637
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	57,504
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,778	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	2,778
Total deductions	1,532,827
2d. SIPC Net Operating Revenues	$ 19,751,603
2e. General Assessment @ .0025	$ 49,379 (to page 1, line 2.A.)